Exhibit (a)(5)(F)

Excerpts from First Quarter Earnings Call Speech on June 7, 2004

Mr. Barghaus:

This morning we announced the commencement of a Dutch tender offer to repurchase up to 4.0 million shares of Blyth stock. The purchase price will not be greater than $35.00 or less than $30.00 per share. Therefore, the aggregate purchase price at 4.0 million shares will be between $120 and $140 million. The board of directors approved the tender offer as a prudent use of financial resources, and believe that investing in Blyth shares is an attractive use of capital and an efficient means of providing value to shareholders. Blyth believes this tender offer, if completed, will be accretive to earnings per share. Neither Blyth nor the board of directors is making any recommendations to stockholders as to whether to tender or refrain from tendering their shares. Stockholders must decide how many shares they will tender, and the price and the range at which they will offer their shares for purchase. This tender offer will expire at 5:00 P.M., Eastern Daylight Savings Time, on Friday, July 9, 2004.

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Operator:	Your next question comes from Doug Wayne of Avondale Partners.

Mr. Wayne:	Hi, good morning.

Responses:	Good morning, Doug.

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Mr. Wayne:

[M]oving on to the tender here, obviously you’ve got a lot of cash in the balance sheet to handle a sizable buy-back like this. But what does this do to a comfort level in acquisitions? You mentioned you’re still looking, and there could be something in the intermediate term, but it sounds like it’s clearly less of a priority as you digest all the acquisitions you made last year. And obviously your balance sheet, while still in good shape, is not as flush with cash as it was before the tender. Is that really a sign that the acquisitions are going to be – any sizable acquisition is less likely now?

Mr. Georgen:	Let me take a crack at it and then I’ll let Bob also answer. It’s a good question, Doug. Again, as part of our periodic checkup on our financial health, we periodically ask people to help look at our business, etc., so we brought in an investment banking firm that I’ve known the principals for a long time, and asked them to do a total independent check of us and to just open up whatever they thought was appropriate and to go through it. And they concluded that we could increase the rate of return to our continuing shareholders in this range at which we are coming out with the Dutch tender offer and continue to do our normal acquisition plan as well as to continue our dividend plan. And we looked at those models with them. We did our own homework after their recommendation, and agreed with their conclusions. And so if you think about it, again, rough numbers, we’re using about one year’s operating cash flow in this tender. The opportunity, again to answer Jim Barrett’s question, we decided that we would de-emphasize acquisitions this year for the reasons I gave, however, that does not prevent us from doing acquisitions. We are still a very well capitalized company even after the tender. Bob, do you want to comment any more?

Mr. Barghaus:

Yes. I guess it’s just perspective, Doug, of things we’ve talked about in the past. The company has had really four uses for its cash balances and its cash flow. One has been to re-invest in our businesses. The second one has been acquisitions. The third has been share buy-back, and the fourth has been increasing the dividend. And I think we’ve been looking at it as kind of a portfolio of things that we’re doing, all four of those things the company has been working on. We’re investing in our businesses with some of the organic strategic initiatives. We’ve made acquisitions. We’ll continue to look at acquisitions as we go forward. We’ve been buying back shares. We bought back 4.5 million shares over the last couple of years, and now obviously we’re doing something a little big larger. And we’ve been raising the dividend. So it’s part of that overall mix. I don’t think – what we’re going to be doing going forward doesn’t change. It will still be those four items that we’ll be looking at. But obviously this year you probably will see acquisitions as the second one on the priority sheet this year, probably the third one – this big tender offer that we’re going through.

Mr. Wayne:

And it says in here – and if you could clarify this, I would appreciate it. It says that Blyth expressly reserves the right to purchase an additional number of shares not to exceed 2% of its outstanding shares. Should I read into that that it’s possible that you would do more than 4.0 million? Two percent would be maybe an incremental million shares.

Mr. Barghaus:	That’s correct. That gives us the opportunity to buy back an additional 2% of our shares outstanding before the offer. And we can make that decision at a later date.

Mr. Wayne:	And –

Mr. Georgen:	That just gives us flexibility, Doug, because we have no idea what the response is going to be to this offer, and 2% is approximately 900,000 shares.

Mr. Wayne:	Right. That’s exactly right.

Mr. Barghaus:	And just on a technical point, it allows us to do it without actually going through a large amendment process to the offer.

Mr. Wayne:	Okay. So if you get more interest, then you have the flexibility to go up to I guess 4.9 million – if that’s the right number?

Mr. Barghaus:	That’s correct.

Mr. Wayne:	And running some accretion numbers, obviously earning 1.5% on the cash or whatever you earn, the math works. Do you have some sort of a range for the possible annual accretion from this deal?

Mr. Barghaus:

As I mentioned in my comments, Doug, we’re not providing that kind of guidance. I think at the end of the second quarter we’ll be in a better position to comment on that. Let’s see how the auction works.

Mr. Wayne:	Okay. Fair enough.

Mr. Georgen:	And really we don’t know what the elements are going to be.

Mr. Wayne:	Sure. Yes, I know.

Mr. Barghaus:	Doug, obviously you can run –

Mr. Georgen:	You can do your “what if” model.

Mr. Wayne:	Right, right. And just given your multiple, given the low interest rates on your cash, it seems like pretty decent accretion there, which I guess is part of your thinking as well.

Mr. Georgen:	Correct.

Mr. Wayne:	Okay. Thank you.

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Operator:	[Y]our next question comes from Rosemary Sasson with UBS.

Ms. Sasson:

Thank you. I had a couple of questions, the first one on your financial policy. Bob Georgen, I think you made a comment earlier about how when you looked at the tender, that it was an opportunity for you to increase the rate of return to your continuing shareholders, and to continue to do normal acquisitions and dividends and what not. Did you also consider your credit rating when you were looking at this, and if so, kind of what is your optimal idea of where you’d like to be from a credit rating standpoint, or where does that fall off in your financial policies?

Mr. Georgen:

I’m going to give you a CEO comment, and then I’m going to let the Chief Financial Officer respond. It’s interesting with our rating agency that when we’ve gone to them in the past, we have a very, very strong balance sheet in their eyes, and we also have incredible multiple coverage on EBITDA to interest charges or fixed charges. Any ratio you want to use, we got terrific. And they keep on coming back to us and say, well, yes, but you’re still relatively small. And the fact of the matter is this tender will take us back about where we were – and Bob’s going to correct me on this because this is a CEO overview – about where we were when we did our first major public debt offering in terms of ratio in which we got the basic ratings that we have now. But, Bob, you can comment more clearly.

Mr. Barghaus:

First, we are investment grade rated by both S&P and Moody’s. Moody’s has us slightly higher rated than S&P at this point. The other rating agencies, we generally tend to look at something that uses up cash, not something that they might not be happy with. But from a shareholder perspective, this is the right thing to do for the shareholder base. So, no, we do consider what the rating agencies might think or have to say. We do cover very closely with them the transaction and keep them posted on what we’re doing, and we’ll see whether they will come out – they’ll probably have some comments today or tomorrow about it.

Ms. Sasson:	So you did actually review it before you announced?

Mr. Barghaus:	Yes.

Ms. Sasson:	With them?

Mr. Barghaus:	Correct.